Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Tel: (407) 591-3461 Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstra&szlig;e 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Two Clinical Studies Demonstrate Reduced Surgical Complications and Revision
Surgeries with Mazor Robotic Surgical Guidance System

Data Presented at a Leading Spine Conference Span Almost 850 cases and Validates
Clinical Benefit to Patients

Washington, D.C., July 19, 2016 – Mazor Robotics, Ltd. (TASE: MZOR; NASDAQ GM: MZOR), a developer of innovative guidance systems and complementary products, today announces comprehensive data from two studies demonstrating significant clinical benefits of its surgical guidance technological platform. The data was presented during the 23rd International Meeting on Advanced Spine Techniques (IMAST) annual meeting in Washington, D.C.

The first study is titled, “Surgical Outcomes of Robotic-Guidance vs. Freehand Instrumentation – A Retrospective Review of 705 Adult Degenerative Spine Patients Operated in Minimally Invasive (MIS) and Open Approaches”. The data showed that in the hands of experienced MIS surgeons, the use of robotic guidance in MIS approach can significantly reduce surgical complications and revision surgeries when compared to fluoro-guided MIS. The study revealed a three-fold higher rate of complications in both the freehand MIS and freehand open cases, compared to the Renaissance-guided cases. The revision rate was 3.8-times higher in the freehand MIS cases than in the Renaissance MIS cases.  All the results were statistically significant.

The second study, titled: First Report From MIS ReFRESH: A Prospective, Comparative Study of Robotic-Guidance vs. Freehand Pedicle Screw Placement in Minimally Invasive Lumbar Surgery provided data which was reported by Mazor Robotics in May. While these are preliminary results from an ongoing, prospective, controlled, multi-center study, data showed that use of Mazor Robotics surgical guidance in MIS significantly reduced the complication and revision rates compared to freehand MIS cases.

“Both presented studies demonstrate a significant improvement in patient outcomes when Renaissance-guidance is utilized by surgeons. Jointly, the large retrospective data-set corroborates the preliminary findings of the prospective, controlled study, thus validating the use of Mazor Robotics guidance technologies in minimally invasive surgery for patients and surgeons,” said Dr. Sweeney of the Southeast Spine Center in Sarasota, FL, and one of the lead investigators of the retrospective study.

"These studies validate the clinical and economic value proposition of Renaissance by delivering the positive results that surgeons and hospital administrations expect from advanced technologies,” commented Ori Hadomi, Chief Executive Officer. “While MIS adoption for spine surgeries is improving in general, the rate of MIS surgeries using our surgical guidance technology is far higher than the industry average, demonstrating that it is an enabling technology that delivers better patient outcomes,” added Mr. Hadomi.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions, are forward-looking statements. These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on May 2, 2016 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 415.652.9100

David Schemelia – Media
dave@evcgroup.com
646.201.5431